AGREEMENT AND PLAN OF MERGER

PEPCO ENERGY COMPANY ("PEC")
and
PEPCO ENTERPRISES, INC. ("PEI")

I. EXPLANATORY STATEMENT

Pepco Building Services, Inc. ("PBS") is the sole stockholder of PEI, and PEI is the sole stockholder of PEC. As PEI and PEC are engaged in complementary lines of business, PBS, PEC and PEI have determined that it would be in the best interests of PEC and PEI to merge.

By merging, PEC and PEI would realize reductions and eliminate duplications in labor force, rent expenses, taxes, fringe benefit costs, professional expenses, insurance premiums, advertising expenses, administrative expenses and other costs, the savings from which would be substantial. In light of the possible benefits and potential increased efficiencies in operations which would result from a merger, PBS has concluded that, subject to the conditions set forth below, PEC and PEI should be merged so as to permit business operations to be conducted on a more efficient and economical basis.

II. PLAN OF MERGER

PEC shall be merged with and into PEI, which shall continue under the name of "Pepco Enterprises, Inc." PEI shall continue under its present Certificate of Incorporation, as amended, and the present Bylaws and directors of PEI shall continue to be the Bylaws and directors of PEI upon the effectiveness of the merger; the officers of PEI shall be the officers of PEI upon the effectiveness of the merger. It is the intent of PEC and PEI that the Plan of Merger proposed herein will be tax- free under the consolidated return rules set forth in Sections 1501 - 1505 of the Internal Revenue Code of 1986, as amended (the "Code") and the Regulations promulgated thereunder, and by virtue of PEC's and PEI's compliance with the requirements of Section 332 of the Code and all applicable Regulations promulgated thereunder.

III METHOD OF CARRYING OUT THE PLAN

A. <u>Certificate of Merger</u>.

Pursuant to Certificate of Merger in the form attached hereto, PEC will be merged with and into PEI. Pursuant to the Certificate of Merger, each share of PEI common stock issued and outstanding immediately prior to the effective time of the merger shall remain issued and outstanding; each share of PEC common stock issued and outstanding immediately prior to the effective time of the merger shall be retired and cancelled.

B. <u>Amendment to Certificate of Incorporation.</u>

The certificate of incorporation of PEI shall be the certificate of incorporation of the corporation surviving the merger.

C. <u>Approval for the Plan.</u>

After being declared and deemed advisable by the Board of Directors of each of PEC and PEI, this Agreement and Plan of Merger and the proposed Certificate of Merger shall be presented

for consideration and approval of the stockholders of each of PEC and PEI. If the Agreement and Plan of Merger and Certificate of Merger are approved by the stockholders, the appropriate officers of PEC and PEI shall execute this Agreement and Plan of Merger and the Certificate of Merger, and file the Certificate of Merger with the Delaware Secretary of State. This Agreement and Plan of Merger and the Certificate of Merger shall become effective October 1, 2003, the effective date stated in the Certificate of Merger.

IV.   AMENDMENTS TO PLAN

Upon approval of this Agreement and Plan of Merger and the Certificate of Merger by the stockholders of PEI and PEC, the Boards of Directors of PEI and PEC shall have the authority to amend this Agreement and Plan of Merger at any time prior to the filing of Certificate of Merger, provided that no such amendment shall (a) change the amount or kind of consideration payable to the sole stockholder of PEC in consideration of the merger; (b) change any other terms or conditions of the Agreement and Plan of Merger if such change would materially and adversely effect PEI, PEC or the stockholders of either of them; or (c) change the terms of the Certificate of Incorporation of either of PEI or PEC.

TN WITNESS WHEREOF, this Agreement and Plan of Merger is hereby signed for and on behalf of each of PEC and PEI by their respective Chief Executive Officers, each of whom hereby acknowledges that this Agreement and Plan of Merger is the act of that corporation, and each of whom hereby states under the penalties for perjury that the matters and facts set forth herein with respect to authorization and approval of the merger are true in all material respects to the best of his knowledge, information, and belief.

ATTEST: PEPCO ENTERPRISES, INC.
                                         A DELAWARE CORPORATION (THE SURVIVING CORPORATION)

/s/ Peter Meier   By: /s/ Robert Aylward
Peter Meier, Secretary   Robert Aylward, Chief Executive Officer

ATTEST: PEPCO ENERGY COMPANY
                                         A DELAWRE CORPORATION (THE MERGER CORPORATION)

/s/ Peter Meier   By: /s/ Robert Aylward
Peter Meier   Robert Aylward, Chief Executive Officer